UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CONCEPTUS, INC.

(Name of Subject Company (Issuer))

EVELYN ACQUISITION COMPANY

(Offeror)

a wholly-owned subsidiary of

BAYER HEALTHCARE LLC

(Other Person)

an indirect wholly-owned subsidiary of

BAYER AKTIENGESELLSCHAFT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.003 PER SHARE

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

(+49) 214 30-1

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,208,785,511	$164,878

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $31.00, the tender offer price per share by (b) the sum of (i) 32,742,891, the number of issued and outstanding shares of Conceptus, Inc. common stock, (ii) 895,602, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding stock options under Conceptus, Inc.’s stock option plans, (iii) 1,492,033, the net number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding Conceptus, Inc. stock appreciation rights, (iv) 35,000, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon settlement of purchase rights under the Conceptus, Inc. employee stock purchase plan, (v) 729,319, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the settlement of Conceptus, Inc. restricted stock units and (vi) 3,098,236, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon conversion of Conceptus’ outstanding convertible senior notes due 2031.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $164,878	Filing Party: Bayer Aktiengesellschaft
Form of Registration No.: Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO of Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), Parent and Bayer AG filed with the Securities and Exchange Commission on May 7, 2013 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation (“Conceptus”), at a price of $31.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The items of the Schedule TO set forth below, and the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating in its entirety the second and third paragraph of the section titled “Antitrust” in Section 15—“Certain Legal Matters” to read as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On May 10, 2013, the parties filed the Premerger Notification and Report Form required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on May 28, 2013. Accordingly, the HSR Condition has been satisfied.”

On May 29, 2013, Bayer AG issued a press release announcing the expiration of the required waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(G)	Press Release of Bayer AG dated May 29, 2013.

(a)(1)(H)	German Translation of Press Release of Bayer AG dated May 29, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

EVELYN ACQUISITION COMPANY

By:	/s/ MICHAEL MCDONALD
Name:	Michael McDonald
Title:	Secretary

BAYER HEALTHCARE LLC

By:	/s/ DANIEL APEL
Name:	Daniel Apel
Title:	President and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT

By:	/s/ ppa. JAN HEINEMANN
Name:	Jan Heinemann
Title:	BAG-LPC-MA

By:	/s/ ppa. STEPHAN SEMRAU
Name:	Stephan Semrau
Title:	BAG-LPC-CCPL

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on May 7, 2013 in the New York Times.*

(a)(1)(G)	Press Release of Bayer AG dated May 29, 2013.

(a)(1)(H)	German Translation of Press Release of Bayer AG dated May 29, 2013.

(a)(5)(A)	Press Release of Bayer AG dated April 29, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, Parent and Bayer AG with the Securities and Exchange Commission on April 29, 2013).*

(a)(5)(B)	Press Release of Bayer AG dated May 7, 2013.*

(a)(5)(C)	German Translation of Press Release of Bayer AG dated May 7, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2013, by and among Parent, Purchaser and Conceptus (incorporated by reference to Exhibit 2.1 to the first Current Report on Form 8-K filed by Conceptus with the Securities and Exchange Commission on April 29, 2013).*

*	Previously filed